UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 23, 2026

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

---

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On September 23, 2026, the Company issued an investor release announcing new targets to advance its *McDonald’s > NEXT* strategy. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1	Investor Release of McDonald's Corporation issued September 23, 2026: McDonald’s Advances NEXT Strategy to Become First Choice for More Customers, More Often; Announces New Growth and Productivity Targets for Category Share Gains, Increased Restaurant Efficiency and Expanded Operating Margin
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: September 23, 2026

By: /s/ Ian F. Borden
Ian F. Borden
Executive Vice President and Global Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE
9/23/2026

FOR MORE INFORMATION CONTACT:
Investors: Dexter Congbalay, investor.relations@us.mcd.com
Media: Lauren Altmin, lauren.altmin@us.mcd.com

McDONALD'S ADVANCES NEXT STRATEGY TO BECOME FIRST CHOICE FOR MORE CUSTOMERS, MORE OFTEN

ANNOUNCES NEW GROWTH AND PRODUCTIVITY TARGETS FOR CATEGORY SHARE GAINS, INCREASED RESTAURANT EFFICIENCY AND EXPANDED OPERATING MARGIN

- Targets 1.5 percentage points of market share gains in both chicken and beverage categories by 2030 while maintaining its leadership position in beef
- Expands operating margin to low-to-mid 50% range by 2030 and delivers approximately 250 basis points of gross restaurant-level efficiency gains
- Launches **Make It Golden**, a multi-year, Systemwide commitment to elevate the customer experience through great food and great hospitality that are uniquely McDonald's

CHICAGO, IL - Today McDonald's Corporation details its *McDonald's > NEXT* strategy and announces new financial targets tied to the enhanced growth and productivity NEXT will enable.

McDonald's > NEXT is an ambition to be the first choice for more customers, more often, leveraging the capabilities built through *Accelerating the Arches* - with dedicated value leadership to create more demand and deliver it more efficiently to drive growth.

"McDonald's has the unmatched scale, customer insights, brand loyalty, and operational capabilities to not only adapt to the next wave of change in our industry, but to turn it into an advantage," said McDonald's Chairman and Chief Executive Officer Chris Kempczinski. "That's what *McDonald's > NEXT* is about: to be the first choice for more customers, more often - while making our restaurants stronger and easier to run. We are confident that executing across the key components of NEXT will unlock stronger restaurant economics, generate attractive returns for the Company, our franchisees and shareholders, and increase capacity to keep investing in growth."

SCALE AND CAPABILITIES AS COMPETITIVE ADVANTAGE

With more than 70 million customers served daily, a menu with 17 iconic billion-dollar brands, and nearly 220 million 90-day active loyalty members across 70 loyalty markets, McDonald's possesses assets unmatched in its industry.

Since the launch of the *Accelerating the Arches* strategy in 2020, the Company has continued to successfully modernize its technology and infrastructure to better leverage its operational advantages and scale. This includes building common technology platforms, a single enterprise data foundation, and operating systems and capabilities across more than 46,000 restaurants, helping to identify opportunities faster, test them rigorously, and deploy what works more efficiently.

NEXT: A GROWTH AND PRODUCTIVITY ENGINE

As customer expectations and industry dynamics continue to shift, *McDonald's > NEXT* will ensure the Company is positioned to drive durable comparable sales and guest count growth, gain market share, and enhance restaurant productivity. The four pillars of *McDonald's > NEXT* will each contribute to a new chapter of growth and drive system and shareholder returns:

- **Menu > NEXT** elevates taste and quality through gold standard execution and innovation to drive stronger preference, more first-choice occasions, and baseline guest-count growth.
- **Consumer > NEXT** capitalizes on McDonald's brand fandom and further personalizes customer relationships to generate more visits over time.
- **Restaurant > NEXT** catalyzes growth and fuels productivity through elevated execution, simplifying operations, modernizing restaurant design, and deploying GenAI enabled ArchIQ at scale to unlock about 250 basis points of gross restaurant-level efficiency as McDonald's NEXT elements are deployed across the U.S. and International Operated Markets.

- **People > NEXT** equips employees to deliver a new level of hospitality that creates a better, more consistent experience for customers – increasing repeat visits.

McDonald's > NEXT will be supported by **Make It Golden**, a multi-year, Systemwide commitment to elevate the customer experience. Beginning on Founder's Day, October 5, Make It Golden will bring the System together around delivering great food and great hospitality that are uniquely McDonald's.

Taken together, NEXT is a value creation strategy that will generate more first choice occasions to drive guest-count growth; combined with efficiency this improves restaurant economics; and stronger economics creates capacity to reinvest, reinforcing the cycle of growth and productivity.

INVESTING ALONGSIDE FRANCHISEES

NEXT is the destination. Markets will define their paths, pairing globally scaled solutions with local insights and sequencing the work with a clear focus on franchisee capacity and investment returns.

To accelerate restaurant modernization, technology deployment and operational improvements, McDonald's plans to provide approximately $8.5 billion in total NEXT partnering support through 2036, including approximately $5 billion through 2030, through a combination of rent relief and capital support.

The target of approximately 250 basis points of gross restaurant-level efficiency improvements is equivalent to roughly $100,000 in annual cash flow benefits for the average U.S. restaurant, the majority of which is expected to benefit the restaurant's bottom line over time. McDonald's estimates these investments will generate an approximately four-year payback for franchisees, after partnering, while improving both customer and crew experiences.

FINANCIAL PERFORMANCE EXPECTATIONS

"McDonald's scale and financial strength reflects decades of disciplined execution, prudent decision-making, and a proven ability to create long-term value. *McDonald's > NEXT* builds on that foundation while allocating capital to drive growth and productivity. The financial targets we are introducing today are grounded in the expected economics of Restaurant > NEXT and the opportunities we see ahead," said Executive Vice President and Global Chief Financial Officer Ian Borden.

Financial Targets	
Sales from unit expansion	Nearly 2.5% contribution to Systemwide sales growth in 2027, moderating to about 2% by 2030
Operating margin %	Low-to-mid 50% range by 2030
G&A % of Systemwide sales	About 1.9% by 2030
Capital expenditures	From 2027 through 2030, based on today's foreign exchange rates, about $3 billion of annual baseline capital expenditures plus $1.5 billion to $2 billion of cumulative capital partnering support to accelerate deployment of Restaurant > NEXT
Free cash flow conversion %	Mid-to-high 80% range by 2030
Restaurant efficiency	About 250 bps in gross restaurant-level efficiency gains, with timing aligned to the full deployment of NEXT elements across the U.S. and International Operated Markets
Category share	Gain +1.5pp in chicken share and +1.5pp in beverage share by 2030; maintain beef market share leadership

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales and comparable guest counts are compared to the same period in the prior year and represent sales and transactions, respectively, at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction, natural disasters, pandemics and acts of war, terrorism or other hostilities. Comparable sales exclude the impact of currency translation and the sales of any market considered hyperinflationary (generally identified as those markets whose cumulative inflation rate over a three-year period exceeds 100%), which management believes more accurately reflects the underlying business trends. Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

Systemwide sales include sales at all restaurants, whether owned and operated by the Company or by franchisees. Systemwide sales to loyalty members are comprised of all sales to customers who self-identify as a loyalty member when transacting with both Company-owned and operated and franchised restaurants. Systemwide sales to loyalty members are measured across 70 markets with loyalty programs. Systemwide sales to loyalty members represents an aggregation of the prior four quarters of sales to loyalty members active in the last 90 days of the respective quarter. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. The Company's revenues consist of sales by Company-owned and operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and affiliates. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

Free cash flow, defined as cash provided by operations less capital expenditures, and free cash flow conversion rate, defined as free cash flow divided by net income, are measures reviewed by management in order to evaluate the Company’s ability to convert net profits into cash resources, after reinvesting in the core business, that can be used to pursue opportunities to enhance shareholder value.

RELATED COMMUNICATIONS

McDonald’s Corporation will host an Investor Day at McDonald's headquarters beginning at 8:30 a.m. (Central Time) on September 23, 2026. For additional information and registration details, please visit the Investor Events section of the Company's Internet home page at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

UPCOMING COMMUNICATIONS

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD’S

McDonald’s is the world’s leading global foodservice retailer with over 46,000 locations in over 100 countries. Approximately 95% of McDonald’s restaurants worldwide are owned and operated by independent local business owners.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from expectations are detailed in the Company’s filings with the Securities and Exchange Commission, including the Company’s Form 10-Q filing for the quarter ended June 30, 2026. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.